Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus Dated November 12, 2025

Registration Statement No. 333-290863

PRESS RELEASE

Inventiva announces launch of public offering

Daix (France), New York City (New York, United States), November 12, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) ("Inventiva" or the "Company"), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis ("MASH"), today announced that it plans to offer and sell approximatively $125 million (representing approximately €108 million) of new American Depositary Shares ("ADSs") each representing one new ordinary share of the Company with a nominal value of €0.01, in an underwritten public offering in the United States only (the "Offering"). The Company’s ADSs are listed on the Nasdaq Global Market under the ticker symbol "IVA" and the Company’s ordinary shares are listed on the regulated market of Euronext in Paris ("Euronext") under the symbol "IVA". All securities to be sold in the Offering will be offered solely by the Company.

The Company intends to use the net proceeds from the Offering, together with existing cash and cash equivalents, mainly to fund the continuation of the Company's NATiV3 Phase 3 clinical trial as well as the continuation of the preparation and initiation of the outcome trial and for commercialization activities, working capital and general corporate purposes.

Leerink Partners and Piper Sandler are acting as underwriters for the Offering.

The ADSs to be sold in the Offering by way of a capital increase without shareholders’ preferential subscription rights will be issued in accordance with the 25th and 30th resolutions of the Company’s combined shareholders’ general meeting held on May 22, 2025 (the "General Meeting") through a public offering (to the exception of public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code) in the United States only.

The Offering is subject to market conditions and there can be no assurance as to whether or when the Offering may be completed or the actual size or terms of the Offering. The final aggregate amount of the Offering, the offering price in U.S. dollars for the ADSs, as well as the final number of ADSs represented by ordinary shares of the Company sold in the Offering, will be determined by the Chief Executive Officer, following a book-building process commencing immediately on the date hereof, in accordance with a sub-delegation of powers granted by the Company’s Board of Directors (Conseil d’Administration) on October 27, 2025. The Company will announce the results of the Offering as soon as practicable after pricing thereof in a subsequent press release.

The subscription price of the ADSs will be set in compliance with the pricing limitations of the 25th resolution of the General Meeting (i.e., the offering price may not be less than the volume-weighted average price of the share of the Company on Euronext for the last trading session preceding the date on which the issue price is set, less a maximum discount of 15%).

The Offering will be subject to an underwriting agreement. The underwriting agreement will not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

In connection with the Offering, the Company expects to grant the underwriters a 30-day option to purchase additional ADSs in an amount up to 15% of the ADSs offered in the Offering, on the same terms and conditions, pursuant to the 30th resolution adopted at the General Meeting.

The ordinary shares, represented by ADSs, issued in the Offering will be subject to an application for admission to trading on Euronext on the same trading line as the existing ordinary shares of the Company currently listed on Euronext, under the same ISIN code FR0013233012.

The trading of the Company's ordinary shares on Euronext is expected to be suspended on November 13, 2025 until the opening of trading of the Company’s ADSs on the Nasdaq Global Market at approximately 3:30 pm (Paris time) / 9:30 a.m. (New York time) on November 13, 2025, prior to which the Company is expected to publish the allocation of share capital to be effective following settlement and delivery of the ADSs sold in the Offering.

As of September 30, 2025, the Company had cash and cash equivalents of €97.61 million and short-term deposits2 convertible in a period exceeding 3 months of €24.71 million. As of the date of this press release, based on the Company’s cash and cash equivalents and short-term deposits as of September 30, 2025, considering its current cost structure and projected expenditure commitments, the Company estimates that, prior to the issuance of the ADSs, its cash and cash equivalents and short-term deposits would enable it to finance its operations as currently planned until the end of the third quarter of 20263, which will not be sufficient to meet its obligations over the next 12 months4.

In connection with the Offering, the Company’s board members and executive officers are subject to a contractual lock-up for a period of 90 days after the date of the final prospectus supplement, subject to customary exceptions. The Company will also agree to be bound by a contractual lock-up for a period of 90 days after the date of the final prospectus supplement, subject to customary exceptions.

A shelf registration statement on Form F-3 (including a prospectus) relating to the Company’s securities was filed with the Securities and Exchange Commission (the "SEC") in the United States on October 14, 2025 and became effective on November 3, 2025. The Company has also filed with the SEC a preliminary prospectus supplement (and accompanying prospectus) relating to and describing the terms of the Offering (the "Preliminary Prospectus Supplement"). Before purchasing ADSs in the Offering, potential investors should read the Preliminary Prospectus Supplement (and accompanying prospectus) together with the documents incorporated by reference therein. These documents may be obtained free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus Supplement (and accompanying prospectus) may be obtained from Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; or from Piper Sandler & Co., Attention: Prospectus Department, 350 North 5th Street, Suite 1000, Minneapolis, MN 55401 or by email at prospectus@psc.com.

1 The above Company’s cash and cash equivalents and short-term deposits as of September 30, 2025 is based on unaudited information.

2 Short-term deposits were included in the category "other current assets” in the IFRS consolidated statement of financial position

3 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company, any potential further proceeds from the structured financing of up to €348 million announced on October 14, 2024, any potential proceeds from the Offering, and any additional expenditures related to other product candidates or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.

4 These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Offering is not subject to a prospectus requiring an approval of the French Financial Markets Authority (Autorité des Marchés Financiers) (the "AMF"). In accordance with Article 1(5)(ba) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the "Prospectus Regulation"), the Company will file with the AMF a document containing the information set out in Annex IX of the Prospectus Regulation (the "Information Document") considering that the Offering would represent a dilution above 30% of the current share capital of the Company. A copy of the Information Document will be made available on the Company’s website (www.inventivapharma.com) after the announcement of the pricing of the Offering.

Detailed information regarding the Company, including its business, financial information, results, perspectives and related risk factors are contained in the Company’s 2024 universal registration document filed with the AMF on April 15, 2025 under number D.25-0265 (the "2024 Universal Registration Document") and in the interim financial report for the six months ended June 30, 2025 published on September 29, 2025. This document as well as other regulated information and all of the Company’s press releases, are available free of charge on the website of the Company (www.inventivapharma.com). Your attention is drawn to the risk factors related to the Company and its activities presented in Chapter 2.1 of its 2024 Universal Registration Document as updated by the interim financial report for the six months ended June 30, 2025 and the Information Document to be published by the Company, in particular the risk factors 2.1.5.4 "Dilution risk" and 2.1.5.3 "Liquidity Risk" of the 2024 Universal Registration Document. In addition, the Company draws attention to the risk factors related to the Company and its activities described under the caption "Risk Factors" in the Preliminary Prospectus Supplement and in the documents incorporated therein by reference. The Company expects to publish quarterly financial information on the third quarter ended September 30, 2025 on November 21, 2025.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).

http://www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	CR Healthcare Media Relations Alexis Feinberg inventivapr@icrhealthcare.com +1 203 939 2225	ICR Healthcare Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513-1284

Important Notice

This press release contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, Inventiva’s expectations regarding its ability to consummate the Offering, and the timing, size and use of proceeds of the Offering, forecasts and estimates with respect to Inventiva’s cash resources, whether the underwriters will exercise their option to purchase additional ADSs, and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will", "would", "could", "might", "should", "designed", "hopefully", "target", "potential", "opportunity", "possible", "aim", and "continue" and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including the completion of financial closing procedures, that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, that the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, on the expected timing or at all, and whether, when and to what extent the dilutive instruments may be exercised, and by which holders, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given the risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025, the interim financial report for the six months ended June 30, 2025 published on September 29, 2025 and the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the "SEC") on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption "Risk Factors", and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

France

The securities offered as part of the Offering have not been and will not be offered or sold to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code).

The securities offered as part of the Offering may only be offered or sold in France pursuant to Article L. 411-2 1° of the French Monetary and Financial Code to "qualified investors" (investisseurs qualifiés) (as such term is defined in Article 2(e) of Prospectus Regulation) acting for their own account, and in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4 of the French Monetary and Financial Code.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

European Economic Area

In relation to each Member State of the European Economic Area (each, a "Member State") no offer to the public of securities may be made in that Member State other than:

-	to any legal entity which is a ‘‘qualified investor’’ as defined in the Prospectus Regulation;
-	to fewer than 150 natural or legal persons (other than a qualified investor as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the placement agents for any such offer; or
-	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall require us or any placement agent to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the placement agents and the Company that it is a ‘‘qualified investor’’ as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any ordinary shares.

United Kingdom

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are "investment professionals" falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issuance or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "Relevant Persons"). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.